UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

CHELSEA THERAPEUTICS INTERNATIONAL, LTD.

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(Name of Issuer)

Common Stock, $.0001 par value

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(Title of Class of Securities)

15100K201

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(CUSIP Number)

David J. Harris, Esq., 1775 Eye Street, N.W. Washington, D.C. 20006 (202) 261-3385

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 13, 2007

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Josiah T. Austin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 73,336 Shares
	8	SHARED VOTING POWER 4,441,301 Shares
	9	SOLE DISPOSITIVE POWER 73,336 Shares
	10	SHARED DISPOSITIVE POWER 4,441,301 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,514,637 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.68%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON El Coronado Holdings, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not Applicable
	8	SHARED VOTING POWER 4,441,301 Shares
	9	SOLE DISPOSITIVE POWER Not Applicable
	10	SHARED DISPOSITIVE POWER 4,441,301 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,441,301 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.36%
14	TYPE OF REPORTING PERSON HC

Item 1.	Security and Issuer

This Amendment No. 4 to the Statement on Schedule 13D heretofore filed on October 20, 2006 is filed with respect to the common stock, $0.0001 par value ("Common Stock"), of Chelsea Therapeutics International, Ltd. (the "Company"). The address of the Company is 13950 Ballantyne Corporate Place, Suite 325, Charlotte, North Carolina 28277. The Statement is being filed on behalf of Josiah T. Austin, a United States Citizen, and El Coronado Holdings, L.L.C. ("ECH"), an Arizona limited liability company whose principal place of business is 4673 Christopher Place, Dallas, Texas 75204 (collectively, the "Reporting Persons") to reflect the following amendments to Item 3 and Item 5.

Item 3.	Source and Amount of Funds or Other Consideration

Acting on behalf of ECH, Austin purchased from July 3, 2007 to July 20, 2007 a total of 394,805 shares of Common Stock in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $2,734,735.64. The primary source of funds for these purchases was existing funds of ECH.

All dollar amounts are in U.S. dollars.

Item 5.	Interest in Securities of the Issuer

(a)

Austin is deemed beneficial owner of 4,514,637 shares of Common Stock (which number includes 550,614 shares of Common Stock that may be acquired through the exercise of various warrants) in his capacity as Trustee for certain family trusts and as sole Managing Member of ECH. ECH is deemed beneficial owner of 4,441,301 shares of Common Stock (which number includes 550,614 shares of Common Stock that may be acquired through the exercise of various warrants). Based on the 22,387,006 shares of Common Stock outstanding as of May 8, 2007, as reported on the Company's 10-Q filed on May 9, 2007, plus 550,614 shares of Common Stock deemed outstanding assuming the exercise of various warrants, Austin and ECH's deemed beneficial holdings represent, respectively, 19.68% and 19.36% of the Company's Common Stock.

(b)

As Trustee of the Trusts, Austin has the sole power to vote or to dispose or direct the disposition of 73,336 shares of Common Stock. As sole Managing Member of ECH, Austin shares with ECH the power to vote or dispose or to direct the disposition of 4,441,301 shares of Common Stock.

(c)

Since July 3, 2007, ECH purchased an aggregate of 394,805 shares of the Company's Common Stock in the following transactions, each of which was made in a broker's transaction in the open market. Prices do not include brokerage fees.

Transaction	Date	Quantity	Price Per Unit
Purchase	7/10/2007	78,805	$6.9844
Purchase	7/13/2007	306,000	$6.93
Purchase	7/20/2007	10,000	$6.375

(d)	No person other than the Reporting Persons has any right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

(e)	Not Applicable.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: July 23, 2007	/s/ Josiah T. Austin
Josiah T. Austin,
Individually and as Sole Managing Member of ECH